NEWS RELEASE

SPECIAL COMMITTEE OF BROOKFIELD CANADA OFFICE PROPERTIES APPOINTS
FINANCIAL AND LEGAL ADVISORS IN CONNECTION WITH BROOKFIELD PROPERTY
PARTNERS’ PROPOSAL

Brookfield News, February 23, 2017 – Brookfield Canada Office Properties (TSX: BOX.UN; NYSE: BOXC) today announced that the special committee of the Board of Trustees of Brookfield Canada Office Properties (the “special committee”) – comprised of four independent Trustees – has appointed Greenhill & Co. Canada Ltd. (“Greenhill”) to act as its financial advisor in connection with the previously announced proposal by Brookfield Property Partners L.P. to acquire all of Brookfield Canada Office Properties’ units that it or its affiliates do not own (the “proposal”).

The special committee has also appointed Goodmans LLP to act as its Canadian legal advisor and Skadden, Arps, Slate, Meagher & Flom LLP to act as its U.S. legal advisor in connection with the proposal.

The special committee is in the process of reviewing the proposal and Brookfield Canada Office Properties expects to provide an update within the next six weeks. In addition, in accordance with Canadian securities laws, the special committee will supervise the preparation by Greenhill of a formal valuation of the units of Brookfield Canada Office Properties.

Unitholders of Brookfield Canada Office Properties are reminded that there can be no assurance that any agreement or favorable recommendation will result from the proposal or that any formal offer will be made by Brookfield Property Partners. Unitholders do not need to take any action with respect to the proposal at this time.

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About Brookfield Canada Office Properties

Brookfield Canada Office Properties is Canada’s preeminent Real Estate Investment Trust (REIT). Our portfolio is comprised of 26 premier office properties totaling 20 million square feet in the downtown cores of Toronto, Calgary, and Ottawa, in addition to a development site in Calgary. Our landmark assets include Brookfield Place and First Canadian Place in Toronto, and Bankers Hall in Calgary. Further information is available at www.brookfieldcanadareit.com. Important information may be disseminated exclusively via the website; investors should consult the site to access this information.

Brookfield Canada Office Properties is the flagship Canadian REIT of Brookfield Asset Management, a leading global alternative asset manager with approximately $250 billion in assets under management. For more information, go to www.brookfield.com.

Contact:

Sherif El-Azzazi

Manager, Investor Relations & Communications

Tel: (416) 359-8593

Email: sherif.elazzazi@brookfield.com